UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
ASPEN TECHNOLOGY, INC.
(Name of Subject Company)
ASPEN TECHNOLOGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29109X106
(CUSIP Number of Class of Securities)
Christopher A. Cooper
Senior Vice President, Chief Legal Officer and Secretary
20 Crosby Drive
Bedford, MA 01730
(781) 221-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Graham Robinson
Chadé Severin
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street, 23rd Floor
Boston, Massachusetts 02116
(617) 573-4800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aspen Technology, Inc., a Delaware corporation (“AspenTech”) with the Securities and Exchange Commission on February 10, 2025, relating to the tender offer by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of AspenTech, at a price per Share of $265.00, net to the seller in cash, without interest, and subject to any applicable withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 10, 2025 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of January 26, 2025, among AspenTech, Parent and Purchaser.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as set forth below.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
(1)
The first full paragraph on page 22 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” is hereby replaced with the following:

“In late August 2024 and early September 2024, as the end of Emerson’s fiscal year 2024 approached, and considering the potential that a strategic proposal from Emerson could potentially materialize in Emerson’s fiscal year 2025, the Board identified Mr. Whelan, Mr. Henshall and Mr. Shenkman as the Board members to potentially serve on a special committee of the Board, based on preliminary discussions of each Board member’s independence and disinterest with respect to Emerson and a potential strategic proposal by Emerson. Following the Board noting such identification of members to potentially serve on a special committee of the Board to representatives of Skadden, Skadden conducted interviews with each of Mr. Whelan, Mr. Henshall and Mr. Shenkman to determine their independence and qualification to serve on the special committee.”
(2)
The second full paragraph on page 24 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” is hereby replaced with the following:

“On November 7, 2024, Qatalyst Partners provided a letter to Skadden describing Qatalyst Partners’ relationships with Emerson and AspenTech. On November 8, 2024, Citi provided a letter to Skadden describing Citi’s relationships with Emerson and AspenTech (each of the Qatalyst Partners and Citi relationship letters, a “Relationship Letter,” and together, the “Relationship Letters”). On November 8, 2024, a representative of Davis Polk, legal counsel to Emerson, confirmed that the descriptions of Emerson’s relationships with each of Qatalyst Partners and Citi in each of the Relationship Letters were accurate. Following receipt of Citi’s Relationship Letter, Skadden had follow up conversations with representatives of Citi to obtain additional information regarding its relationships with Emerson and AspenTech. During these follow up conversations, representatives of Skadden and Citi discussed the fact that the chair of the board of directors of Emerson was also on the board of directors of Citi, and representatives of Citi provided Skadden with assurances that neither members of the Citi deal team for the Potential Transaction nor members of senior management of Citi’s Investment Banking Division would have any interactions with the chair of the board of directors of Emerson about the Potential Transaction.”
(3)
The following paragraph is hereby added after the first full paragraph on page 35 under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement”:

“On February 7, 2025, Elliott Investment Management L.P. (“Elliott”), also referred to as Stockholder H, issued a public statement regarding the proposed transaction between Emerson and AspenTech, stating that it disagreed with AspenTech’s decision to support the Offer by Emerson and that the Offer was opportunistic and substantially undervalued AspenTech. In the statement, Elliott also stated that it had no intention of tendering its Shares at the Offer Price. Previously on December 20, 2024, Elliott had sent a letter to the Special Committee, which stated that Elliott believed the November 5 Proposal undervalued AspenTech, and that Elliott had notified AspenTech of filings it had made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) for the acquisition of Shares by Elliott. Such filings under the HSR Act by Elliott required Emerson, in its capacity as the ultimate parent entity of AspenTech under the HSR Act, to make relevant filings under the HSR Act. On January 6, 2025, AspenTech, on behalf of Emerson, made filings under the HSR Act in respect of Elliott’s acquisition of Shares. On January 21, 2025, the applicable waiting period for the filings AspenTech made on behalf of Parent under the HSR Act in respect of Elliott’s acquisition of Shares expired. On February 10, 2025, following the commencement of the Offer, Emerson issued a public statement that the Offer Price was Emerson’s best and final price which was actively negotiated over a period of almost three months between Emerson and the Special Committee. On February 19, 2025, Elliott issued a public statement that the proposed transaction was unfair to minority stockholders and that it intended to pursue all appropriate remedies against Emerson.”
(4)
Item (a) of the first bullet point under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Discounted Cash Flow Analysis” on page 45 is hereby replaced with the following:

“the implied net present value of the estimated future Unlevered Free Cash Flows (the “UFCF”) of AspenTech, based on the Management Projections for the third quarter of fiscal year 2025 through fiscal year 2030 (which implied present value was calculated using a range of discount rates of 9.5% to 11.5%, based on an estimated weighted average cost of capital for AspenTech, as calculated by Qatalyst Partners utilizing the capital asset pricing model and inputs based on Qatalyst Partners’ professional judgment);”
(5)
Item (c) of the first bullet point under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Discounted Cash Flow Analysis” on page 45 is hereby replaced with the following:

“net cash and cash equivalents of $166 million as of December 31, 2024, as provided by the management of AspenTech, adjusted for the holdback related to the acquisition of Open Grid Systems Limited, expected to be paid in FY26 and inclusive of tax-affected pension liabilities as of June 30, 2024, as disclosed in the Annual Report on Form 10-K for the annual period ended June 30, 2024, filed with the SEC by AspenTech on August 13, 2024;”
(6)
The table under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Selected Companies Analysis” on page 46 is hereby replaced with the following:

Selected Companies	CY2025E LFCF Multiple	Fully Diluted Equity Value ($ in millions)
Cadence Design Systems, Inc.	60.9x	90,193
Nemetschek SE	47.9x	13,776
Synopsys, Inc.	45.5x	86,362
SAP SE	40.7x	346,084
Palo Alto Networks, Inc.	35.2x	130,392
Bentley Systems, Incorporated	33.4x	14,084
Autodesk, Inc.	32.4x	66,450
Dassault Systèmes SE	31.7x	52,902
Workday, Inc.	29.1x	72,412
PTC Inc.	26.2x	23,090
Salesforce, Inc.	23.9x	329,809
Adobe Inc.	21.0x	195,224
Informatica Inc.	17.4x	8,059

(7)
The first paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Selected Transactions Analysis” on page 46 is hereby replaced with the following:

“Qatalyst compared transaction multiples and selected financial information for 34 selected transactions. The transactions used in this comparison, which were selected by Qatalyst in its professional judgment based on factors including that they are acquisitions of publicly traded companies in similar lines of business to AspenTech or that have similar business models, financial performance or other relevant characteristics.”
(8)
The table under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Selected Transactions Analysis” beginning on page 46 is hereby replaced with the following:

Announcement Date	Target	Acquiror	NTM Revenue Multiple	NTM EBITDA Multiple	NTM LFCF Multiple	Fully Diluted Enterprise Value ($ in millions)	Fully Diluted Equity Value ($ in millions)
10/31/24	Altair Engineering Inc.	Siemens AG	14.6x	64.4x	77.6x	10,100	10,595
09/24/24	Smartsheet Inc.	Blackstone Inc. and Vista Equity Partners Management, LLC	6.4x	35.0x	31.1x	7,645	8,351
09/09/24	Squarespace, Inc.	Permira Holdings Limited	5.6x	22.9x	23.2x	7,237	7,013
07/25/24	Instructure Holdings, Inc.	Kohlberg Kravis Roberts & Co. L.P.	6.9x	16.9x	20.1x	4,721	3,631
06/07/24	PowerSchool Holdings, Inc.	Bain Capital, L.P.	7.2x	21.0x	28.2x	5,838	4,894
02/15/24	Altium Limited	Renesas Electronics Corporation	16.2x	43.9x	60.6x	5,718	5,919
01/16/24	ANSYS, Inc. (1)	Synopsys, Inc.	14.5x	33.5x	48.8x	34,841	34,634
09/21/23	Splunk Inc.	Cisco Systems, Inc.	7.1x	30.9x	29.3x	29,552	28,133
12/12/22	Coupa Software Incorporated	Thoma Bravo, L.P.	8.4x	37.5x	39.3x	8,003	6,675
09/21/22	AVEVA Group plc (2)	Schneider Electric S.E.	7.5x	24.7x	33.4x	11,934	11,461
05/26/22	VMware, Inc. (1)	Broadcom Inc.	5.1x	15.1x	16.6x	70,200	61,083
05/04/22	Black Knight, Inc. (1)	Intercontinental Exchange, Inc.	9.7x	19.7x	28.2x	15,873	13,259
01/31/22	Citrix Systems, Inc.	Evergreen Coast Capital Corp. (now Elliott Investment Management LP) and Vista Equity Partners Management, LLC	5.1x	16.0x	17.9x	16,519	13,633
12/20/21	Cerner Corporation	Oracle Corporation	4.8x	14.1x	23.9x	28,938	28,305
12/07/21	Mimecast Limited	Permira Holdings Limited	8.8x	32.1x	40.6x	5,538	5,822
11/07/21	McAfee Corp.	Investor group led by Advent International Corporation	7.4x	17.0x	14.5x	14,472	11,958
08/19/21	Inovalon Holdings, Inc.	Equity consortium led by Nordic Capital	8.8x	25.0x	41.5x	7,209	6,415
08/05/21	Cornerstone OnDemand, Inc.	Clearlake Capital Group, L.P.	5.9x	18.8x	18.4x	5,238	4,127
12/21/20	RealPage, Inc.	Thoma Bravo, L.P.	8.2x	28.9x	37.8x	10,186	9,101
12/17/19	LogMeIn, Inc.	Francisco Partners Management LLC and Elliot Investment Management L.P.	3.4x	10.7x	14.0x	4,418	4,337
06/12/19	Medidata Solutions, Inc.	Dassault Systèmes SE	7.5x	31.0x	—	5,785	5,897
10/28/18	Red Hat, Inc.	International Business Machines Corporation	9.3x	33.8x	33.8x	33,622	34,630

Announcement Date	Target	Acquiror	NTM Revenue Multiple	NTM EBITDA Multiple	NTM LFCF Multiple	Fully Diluted Enterprise Value ($ in millions)	Fully Diluted Equity Value ($ in millions)
03/06/18	CommerceHub, Inc.	GTCR LLC and Sycamore Partners	8.6x	20.5x	26.8x	1,049	1,069
12/14/16	Neustar, Inc.	Golden Gate Capital L.P.	2.3x	5.0x	5.9x	2,882	1,997
11/14/16	Mentor Graphics Corporation	Siemens AG	3.7x	15.7x	—	4,521	4,529
09/19/16	Infoblox Inc.	Vista Equity Partners Management, LLC	3.7x	19.4x	21.9x	1,353	1,611
07/07/16	AVG Technologies N.V.	Avast Software s.r.o.	3.2x	9.0x	13.2x	1,452	1,341
06/15/15	DealerTrack Technologies, Inc.	Cox Automotive, Inc.	4.1x	19.4x	20.0x	4,617	3,997
04/07/15	Informatica Corporation	Permira Holdings Limited and Canada Pension Plan Investment Board	4.3x	18.1x	22.1x	4,874	5,295
02/02/15	Advent Software, Inc.	SS&C Technologies Holdings, Inc.	6.4x	18.0x	24.1x	2,683	2,501
12/15/14	Riverbed Technology, Inc.	Thoma Bravo, L.P.	3.2x	11.5x	15.5x	3,580	3,543
05/06/13	BMC Software, Inc.	Investor group led by Bain Capital, LP	3.1x	7.9x	10.6x	7,136	7,032
07/02/12	Quest Software, Inc.	Dell Inc.	2.5x	10.9x	12.8x	2,386	2,529
07/01/11	Blackboard Inc.	Providence Equity Partners, LLC	3.2x	12.6x	16.2x	1,750	1,638

(1)	Transaction consideration included stock.
(2)	AVEVA statistics reflect 2022 buy-out of its minority shareholders by Schneider Electric.
(9)
The third paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners—Selected Transactions Analysis” on page 47 is hereby replaced with the following:

“Based on the analysis of the NTM Revenue Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 7.5x to 14.5x. Qatalyst Partners applied these ranges to AspenTech’s revenue of $1.239 billion (calculated for the twelve-month period ending on September 30, 2025) based on the Street Case. Based on the number of fully diluted Shares outstanding as of January 17, 2025 (calculated using the same methodology as used in the section above entitled “Discounted Cash Flow Analysis”) as provided by AspenTech management, this analysis implied a range of values for the Shares of approximately $147.93 to $282.13 per Share.”
(10)
The second paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Summary of Financial Analyses of Citi” on page 53 is hereby replaced with the following:

“For purposes of its financial analysis and opinion, Citi compared ranges of values indicated by its analyses with the per share Merger Consideration of $265. For its analyses, Citi utilized and relied upon (i) the number of issued and outstanding shares of AspenTech (approximately 64 million fully diluted shares calculated using the treasury stock method) and (ii) estimates of AspenTech’s net cash as of December 31, 2024, pro forma for the release of the holdback associated with the acquisition of Open Grid Systems taking into account a net post-tax pension liability as of June 30, 2024, each as provided by AspenTech’s management.”

(11)
The table under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Summary of Financial Analyses of Citi—Selected Public Companies Analysis” on page 53 is hereby replaced with the following:

Selected Companies	Equity Value / 2025E LFCF	Equity Value ($ in billions)
Autodesk, Inc.	32.4x	66.4
Bentley Systems, Incorporated	33.4x	14.1
Dassault Systèmes SE	31.7x	52.9
Nemetschek SE	47.9x	13.8
PTC Inc.	26.2x	23.1

(12)
The table under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Summary of Financial Analyses of Citi—Selected Precedent Transactions Analysis” on page 53 is hereby replaced with the following:

Date Announced	Target	Acquiror	Equity Value / NTM LFCF	Equity Value ($ in billions)
10/24	Altair Engineering Inc.	Siemens AG	69.7x	10.6
02/24	Altium Limited	Renesas Electronics Corporation	61.2x	5.9
01/24	Ansys Inc.	Synopsis, Inc.	45.5x	34.6
06/23	ESI Group SA	Keysight Technologies, Inc.	53.1x	1.0
09/22	Aveva Plc	Schneider Electric	33.4x	11.5
10/21	Aspen Technology, Inc.	Emerson Electric Co.	37.4x	10.9
02/20	RIB Software SE	Schneider Electric	49.1x	1.6

(13)
The paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Summary of Financial Analyses of Citi—Discounted Cash Flow Analysis” on page 54 is hereby replaced with the following:

“Citi performed a discounted cash flow analysis for AspenTech by calculating the estimated present value (as of December 31, 2024) of the standalone unlevered free cash flows (calculated for purposes of the discounted cash flow analysis after giving effect to estimates of stock-based compensation provided by AspenTech management, “Post-SBC UFCF”) that AspenTech was forecasted to generate during the six months ended June 30, 2025 and the fiscal years ending June 30, 2026 through June 30, 2030 based on the Management Projections. Based on its judgment and experience, Citi applied a perpetuity growth rate of 6.0% to 8.0% to AspenTech’s estimated terminal year Post-SBC UFCF. Terminal year Post-SBC UFCF was calculated based on fiscal year 2030E Post-SBC UFCF, adjusted, as approved by AspenTech management and the Special Committee, (i) to exclude the change in estimated deferred tax liability in fiscal year 2030 and (ii) to set terminal year depreciation and amortization equal to capital expenditures, resulting in an estimated terminal year Post-SBC UFCF of $882 million. Citi noted that the terminal values indicated by its analysis represented approximately 77.3% to 86.9% of the total enterprise value of AspenTech indicated by its analysis. The present values (as of December 31, 2024) of the cash flows, implied terminal values and the cash tax impact of the remaining deferred tax liability in fiscal years 2031 to 2033 were then calculated using a selected range of discount rates of 11.7% to 12.9% (selected by Citi based on the capital asset pricing methodology using its professional judgment and experience). This analysis indicated an approximate implied per share Equity Value reference range for AspenTech of $153 to $271, as compared to the per Share consideration in the Offer and the Merger of $265.”
(14)
The first paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Certain Additional Information—Miscellaneous” on page 55 is hereby replaced with the following:

“Citi acted as a financial advisor to the Special Committee in connection with the proposed Transactions contemplated by the Merger Agreement and will receive an aggregate transaction fee estimated to be approximately $46 million for such services (based on the transaction value determined at closing, taking into account the per Share Merger Consideration and AspenTech’s fully diluted Shares at closing), a significant portion of which is contingent upon the consummation of the

Offer or the Merger. Citi received a fee of $250,000 in connection with the execution of its engagement letter relating to the Transactions and became entitled to receive a fee of $7,500,000 in connection with the delivery of its opinion (regardless of the conclusions reached therein). AspenTech agreed to reimburse Citi for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, AspenTech agreed to indemnify Citi and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Citi’s engagement.”
(15)
The second paragraph under the heading “Item 4. The Solicitation or Recommendation—Opinion of AspenTech’s Financial Advisors—Opinion of Citi—Certain Additional Information—Miscellaneous” on page 55 is hereby replaced with the following:

“Citi and its affiliates in the past have provided, and currently provide, services to AspenTech and Emerson unrelated to the proposed Transactions, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, during the two-year period prior to delivery of its opinion, (a) for AspenTech, having acted as a joint lead arranger for a credit facility and having provided other services for which Citi received a fee and (b) for Emerson, having acted as a joint lead arranger for a credit facility and having provided other services for which Citi received a fee. During the two years prior to the delivery of its opinion, Citi and its affiliates (a) did not receive fees from AspenTech for investment banking services and received approximately $500,000 in fees for other services and (b) received from Emerson fees of approximately $200,000 for investment banking services for its role as an arranger described below and approximately $9 million in fees for other services. In addition, an affiliate of Citi engaged in the commercial lending business is acting as lender in credit facilities for each of AspenTech and Emerson, and Citi received arranger fees for its roles as arrangers in such credit facilities of $0 from AspenTech and $200,000 from Emerson in the two years prior to the delivery of its opinion. The chair of the board of directors of Emerson is a member of the board of directors of Citigroup Inc. In the ordinary course of its business, Citi and its affiliates may actively trade or hold the securities of AspenTech and Emerson for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Citi informed the Special Committee that, as of a date approaching the date of its opinion, Citi owned less than 1% of each of AspenTech common stock and Emerson common stock. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AspenTech, Emerson and their respective affiliates.”
(16)
The fifth paragraph under the heading “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of AspenTech—Projections—December 5 Projections” on page 58 is hereby replaced with the following:

“In connection with Qatalyst Partners’ and Citi’s use of the December 5 Projections in rendering their respective opinions to the Special Committee and in performing their respective financial analyses as described in the sections entitled “— Opinion of AspenTech’s Financial Advisors—Opinion of Qatalyst Partners ” and “— Opinion of AspenTech’s Financial Advisors—Opinion of Citi ,” the Fiscal 2025 forecasts in the December 5 Projections were updated to reflect preliminary actual results provided by AspenTech management from Q2 Fiscal 2025 (the “Q2 2025 Updates,” and the December 5 Projections after giving effect to the Q2 2025 Updates, the “Management Projections”) at the direction of the Special Committee. The Q2 2025 Updates resulted in immaterial changes to 2 nd half of Fiscal 2025 to revenue, Adjusted EBITDA and Unlevered Free Cash Flow but did not have any impact to the projections in any other fiscal year.”
ITEM 8.	ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
(1)	The first sentence under the heading “Item 8—Additional Information—Legal Proceedings” is hereby replaced with the following:
“As of February 27, 2025, four complaints have been filed in state court relating to the Merger.”

(2)	The second paragraph under the heading “Item 8—Additional Information—Legal Proceedings” is hereby replaced with the following:
“On February 18, 2025, a purported stockholder of AspenTech filed a lawsuit in the Middlesex County Superior Court in Massachusetts against AspenTech, its directors, Emerson and Purchaser, captioned Melissa Latham v. Patrick Antkowiak, et al., No. 2581CV00405 (the “Latham Complaint”). On February 19, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned William Johnson v. Aspen Technology, Inc., et al., No. 650963/2025 (the “Johnson Complaint”). On February 20, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned Michael Kent v. Aspen Technology, Inc., et al., No. 650988/2025 (the “Kent Complaint”). On February 25, 2025, a purported stockholder of AspenTech filed a lawsuit in the Court of Chancery of the State of Delaware against AspenTech, captioned Kevin Barnes v. Aspen Technology, Inc., No. 2025-0210 (the “Barnes Complaint”).”
(3)	The following paragraph is hereby added after the sixth paragraph under the heading “Item 8—Additional Information—Legal Proceedings”:
“The Barnes Complaint asserts a claim under Section 220 of the DGCL. The Barnes Complaint seeks, among other things, (i) an order requiring AspenTech to produce to plaintiff the books and records identified by plaintiff; and (ii) an award of costs and expenses incurred in this action, including reasonable attorneys’ fees.”
(4)	The ninth paragraph under the heading “Item 8—Additional Information—Legal Proceedings” is hereby replaced with the following:
“As of February 27, 2025, AspenTech has received demand letters from several purported stockholders relating to books and records requests pursuant to Section 220 of the DGCL, demand letters from several purported stockholders related to alleged disclosure deficiencies in this Schedule 14D-9 and a demand for appraisal pursuant to Section 262 of the DGCL. No assurances can be made as to the outcome of such demands or other actions.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 28, 2025

Aspen Technology, Inc.

/s/ Antonio J. Pietri
Name:	Antonio J. Pietri
Title:	President and Chief Executive Officer